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CUSIP No. 294092 10 1                 13G                    Page  1 of 9 Pages





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       ENVIRONMENTAL TECTONICS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)

                                   294092 10 1
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 294092 10 1                 13G                    Page  2 of 9 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ETC ASSET MANAGEMENT, LLC  (63-1280098)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   N/A

            (b)   N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:           832,820 shares of Common Stock, of which
                                  332,820 are receivable upon exercise
                                  of a warrant.

6.   SHARED VOTING POWER:         43,900 shares of Common Stock

7.   SOLE DISPOSITIVE POWER:      832,820 shares of Common Stock, of which
                                  332,820 are receivable upon exercise of
                                  a warrant.

8.   SHARED DISPOSITIVE POWER:    43,900 shares of Common Stock

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            876,720 shares of Common Stock, of which 332,820 are receivable upon exercise of a warrant.

10.  CHECK BOX IF AGGREGATE AMOUNT IN BOX (9) EXCLUDES CERTAIN SHARES

            N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (1)

            11.7%

12.  TYPE OF REPORTING PERSON

             OO (Limited Liability Company)


(1) Based on shares of the Stock outstanding as of January 6, 2003, as reported in the Company's Form 10-Q for the quarterly period ended November 22, 2002 (7,153,428), increased by the shares to be issued under the warrant held by ETC Asset Management, LLC (332,820) for a total of 7,486,248.


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CUSIP No. 294092 10 1                 13G                    Page  3 of 9 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            T. TODD MARTIN, III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   N/A

            (b)   N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:           920,520 shares of Common Stock, of which
                                  332,820 are receivable upon exercise of a warrant.

6.   SHARED VOTING POWER:         48,200

7.   SOLE DISPOSITIVE POWER:      920,520 shares of Common Stock, of which
                                  332,820 are receivable upon exercise of a warrant.

8.   SHARED DISPOSITIVE POWER:    48,200

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            968,720 shares of Common Stock, of which 332,820 are receivable upon exercise of a warrant.

10.  CHECK BOX IF AGGREGATE AMOUNT IN BOX (9) EXCLUDES CERTAIN SHARES

            N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (1)

            12.9%

12.  TYPE OF REPORTING PERSON

            IN


 (1) Based on shares of the Stock outstanding as of January 6, 2003, as reported in the Company's Form 10-Q for the quarterly period ended November 22, 2002 (7,153,428), increased by the shares to be issued under the warrant held by ETC Asset Management, LLC (332,820) for a total of 7,486,248.




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CUSIP No. 294092 10 1                 13G                    Page  4 of 9 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ALLIED WILLIAMS COMPANIES, INC. (f/k/a Allied Bruce Terminix Companies, Inc.) (62-0639224)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   N/A

            (b)   N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:           26,900 shares of Common Stock

6.   SHARED VOTING POWER:         849,820 shares of Common Stock, of which
                                  332,820 are receivable upon exercise
                                  of a warrant.

7.   SOLE DISPOSITIVE POWER:      26,900 shares of Common Stock

8.   SHARED DISPOSITIVE POWER:    849,820 shares of Common Stock, of which
                                  332,820 are receivable upon exercise
                                  Of a warrant.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            876,720 shares of Common Stock

10.  CHECK BOX IF AGGREGATE AMOUNT IN BOX (9) EXCLUDES CERTAIN SHARES

            N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (1)

            11.7%

12.  TYPE OF REPORTING PERSON

            CO

(1) Based on shares of the Stock outstanding as of January 6, 2003, as reported in the Company's Form 10-Q for the quarterly period ended November 22, 2002 (7,153,428), increased by the shares to be issued under the warrant held by ETC Asset Management, LLC (332,820) for a total of 7,486,248.



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CUSIP No. 294092 10 1                 13G                    Page  5 of 9 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Equity Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   N/A

            (b)   N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:           17,000 shares of Common Stock

6.   SHARED VOTING POWER:         859,720 shares of Common Stock, of which
                                  332,820 are receivable upon exercise
                                  of a warrant.

7.   SOLE DISPOSITIVE POWER:      17,000 shares of Common Stock

8.   SHARED DISPOSITIVE POWER:    859,820 shares of Common Stock, of which
                                  332,820 are receivable upon exercise
                                  of a warrant.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            876,720 shares of Common Stock

10.  CHECK BOX IF AGGREGATE AMOUNT IN BOX (9) EXCLUDES CERTAIN SHARES

            N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (1)

            11.7%

12.  TYPE OF REPORTING PERSON

            OO (Limited Liability Company)

(1) Based on shares of the Stock outstanding as of January 6, 2003, as reported in the Company's Form 10-Q for the quarterly period ended November 22, 2002 (7,153,428), increased by the shares to be issued under the warrant held by ETC Asset Management, LLC (332,820) for a total of 7,486,248.



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CUSIP No. 294092 10 1                 13G                    Page  6 of 9 Pages



ITEM 1(A)   NAME OF ISSUER:

               Environmental Tectonics Corporation

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               County Line Industrial Park, Southampton, PA 18966

ITEM 2(A)   NAME OF PERSON FILING:

               Pursuant to Rules 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of ETC Asset Management, LLC, an Alabama limited liability company ("EAM"), Allied Williams Companies, Inc., a Delaware corporation which is the successor by merger to Allied Bruce Terminix Companies, Inc., an Arkansas corporation ("Allied"), Equity Management, LLC, an Alabama limited liability company ("EM") and T. Todd Martin, III ("Martin"). EAM, Allied, EM, and Martin are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               The address of all Reporting Persons is 50 Midtown Park East, Mobile, Alabama 36606

ITEM 2(C)   CITIZENSHIP:

               EAM is an Alabama limited liability company. Allied is a Delaware corporation. EM is an Alabama limited liability company. Martin is a U.S. citizen.


ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.05 per share (the "Stock")

ITEM 2(E)   CUSIP NUMBER:

               294092 10 1

ITEM 3. This statement is filed pursuant to Rule 13d-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(j) of Form 13G.

ITEM 4.     OWNERSHIP:

               Martin: (a) Because Martin is the manager of EAM, which owns 832,820 shares of the Stock, of which 332,820 are receivable upon exercise of a warrant, is an officer and director of Allied, which owns 26,900 shares of the Stock, and is the owner of 14,300 shares of the Stock jointly with his spouse, and is co-trustee (with his spouse) of two trusts for his minor children owning a total of 7,000 shares of the Stock, is the individual owner of 61,500 shares of the Stock, and is manager of EM, which owns 17,000 shares of the Stock, Martin pursuant to Rule 13d-3 may be deemed to be the beneficial owner of 968,720 shares,

               (b) which constitutes in the aggregate, approximately 12.9% of the outstanding shares.


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CUSIP No. 294092 10 1                 13G                    Page  7 of 9 Pages


               (c) In his capacity as the manager of EAM and EM and in his personal capacity, he has sole voting and dispositive power over 920,520 shares; and, as an officer and director of Allied and in his capacity as co-trustee and joint owner, he has shared voting and dispositive power over 48,200 shares.

               EAM: (a) Because EAM owns 832,820 shares of the Stock, of which 332,820 are receivable upon exercise of a warrant, and partially shares common management with Allied which owns 26,900 shares of the Stock and EM, which owns 17,000 shares of the Stock, pursuant to Rule 13d-3, EAM may be deemed to be the beneficial owner of 876,720 shares,

               (b) which constitutes in the aggregate, approximately 11.7% of the outstanding shares.

               (c) EAM has sole voting and dispositive power over 832,820 shares, of which 332,820 are receivable upon exercise of a warrant, and has shared sole voting and dispositive power over 43,900 shares.

               Allied: (a) Because Allied owns 26,900 shares of the Stock, and partially shares common management with EM, which owns 17,000 shares of the Stock, and EAM, which owns 832,820 shares of the Stock, of which 332,820 are receivable upon exercise of a warrant, Allied, pursuant to Rule 13d-3 may be deemed to be the beneficial owner of 876,720 shares,

               (b) which constitutes in the aggregate, approximately 11.7% of the outstanding shares.

               (c) Allied has sole voting and dispositive power over 26,900 shares; and in consideration of partial common management and ownership, has shared voting and dispositive power over 849,820 shares of the Stock, of which 332,820 are receivable upon exercise of a warrant.

               EM: (a) Because EM owns 17,000 shares of the Stock, and partially shares common management with Allied, which owns 26,900 shares of the Stock, and EAM, which owns 832,820 shares of the Stock, of which 332,820 are receivable upon exercise of a warrant, EM, pursuant to Rule 13d-3 may be deemed to be the beneficial owner of 876,720 shares,

               (b) which constitutes in the aggregate, approximately 11.7% of the outstanding shares.

               (c) EM has sole voting and dispositive power over 17,000 shares; and in consideration of partial common management and ownership, has shared voting and dispositive power over 859,720 shares of the Stock, of which 332,820 are receivable upon exercise of a warrant.

ITEM 5.     N/A

ITEM 6.     N/A.

ITEM 7.     N/A.

ITEM 8. This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)which does not constitute a group. The agreement required by Rule 13d-1(k)(1)is attached hereto as Exhibit A.

ITEM 9.     N/A.

ITEM 10.    CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the


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CUSIP No. 294092 10 1                 13G                    Page  8 of 9 Pages


issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2003

                                  ETC Asset Management, LLC

                                  By:        /s/ T. Todd Martin, III
                                  ------------------------------------------
                                             T. Todd Martin, III
                                             As Its Manager

                                  Allied Williams Companies, Inc.
                                  (f/k/a Allied Bruce Terminix Companies, Inc.)

                                  By:        /s/ T. Todd Martin, III
                                  ------------------------------------------
                                              T. Todd Martin, III
                                              As Its Vice President

                                  Equity Management, LLC


                                  By:        /s/ T. Todd Martin, III
                                  ------------------------------------------
                                              T. Todd Martin, III
                                              As Its Manager

                                  T. Todd Martin, III
                                  (an individual)

                                  By:        /s/ T. Todd Martin, III
                                  ------------------------------------------
                                              T. Todd Martin, III

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CUSIP No. 294092 10 1                 13G                    Page  9 of 9 Pages



                                    EXHIBIT A

                     AGREEMENT TO FILE SCHEDULE 13G JOINTLY


         Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13G (or an amendment thereto) relating to shares of Environmental Tectonics Corporation, which Schedule 13G relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

         Dated this 6th day of February, 2003.


                                  ETC Asset Management, LLC

February 6, 2003                  By:         /s/ T. Todd Martin, III
----------------                  ------------------------------------------
Date                                          T. Todd Martin, III
                                              As Its Manager

                                  Allied Williams Companies, Inc.
                                  (f/k/a Allied Bruce Terminix Companies, Inc.)

February 6, 2003                  By:         /s/ T. Todd Martin, III
----------------                  ------------------------------------------
Date                                          T. Todd Martin, III
                                              As Its Vice President

                                  Equity Management, LLC


February 6, 2003                  By:         /s/ T. Todd Martin, III
----------------                  ------------------------------------------
Date                                          T. Todd Martin, III
                                              As Its Manager


                                  T. Todd Martin, III
                                  (an individual)

February 6, 2003                  By:         /s/ T. Todd Martin, III
----------------                  ------------------------------------------
Date                                          T. Todd Martin, III